UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION
A OF THE SECURITIES ACT OF 1933

For the semiannual period ended June 30, 2026

THE HARTLEY INCOME FUND, LLC

(Exact name of issuer as specified in its charter)

Delaware	39-3335104
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6501 N Cedar Rd, Building 4, Suite C, Spokane, WA	99208
(Address of principal executive offices)	(ZIP Code)

(509) 210-7188

(Issuer's telephone number, including area code)

Class A Units of Membership Interest

(Title of each class of securities issued pursuant to Regulation A)

1

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes appearing at the end of this Semiannual Report on Form 1-SA (this “Semiannual Report”). This discussion and analysis contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our Offering Circular, as supplemented from time to time, and in the Safe Harbor Statement at the end of this Semiannual Report. The accompanying balance sheets and the related statements of operations, members' equity, and cash flows as of and for the six months ended June 30, 2026 are unaudited. This is the Company's first semiannual report on Form 1-SA.

Overview

The Hartley Income Fund, LLC (the “Company,” the “Fund,” “we,” “us” or “our”) is a Delaware limited liability company formed on July 17, 2025 and managed by The Hartley Income Fund Management, LLC (the “Manager”). We were organized to generate current income through real estate-related investments, including preferred equity, senior secured and other loans, and joint-venture equity interests, with a focus on self-storage and multifamily properties. Our offering statement on Form 1-A for the offer and sale of up to $50,000,000 of Class A Units under Tier 2 of Regulation A was qualified by the SEC on January 22, 2026, and we held our initial closing and commenced operations on February 10, 2026.

Through June 30, 2026, we completed five monthly closings and admitted 26 Class A investors for aggregate capital contributions of $2,035,000, and we deployed that capital into three investments: preferred units of Jadwin Spokane, LLC, a development-stage multifamily project in Richland, Washington; a short-term loan to Frederick Self Storage, LLC, which was repaid in full; and a joint-venture equity interest, through Jefferson Valley Hartley, LLC, in an operating self-storage facility in Jefferson Valley, New York. At June 30, 2026, our total assets were $2,302,597, total members' equity was $2,211,899, and our net asset value was $102.50 per Class A Unit, compared with the initial offering price of $100.00 per Unit.

Results of Operations

We had no operations in the comparable prior-year period; accordingly, no period-over-period comparison is presented. For the six months ended June 30, 2026, total investment income was $49,490, consisting of $29,490 of preferred return income accrued on our Jadwin Spokane preferred units at the contractual 12% annual rate and $20,000 of loan fee income earned on the Frederick Self Storage loan. Total expenses were $32,529, consisting principally of accrued audit fees ($9,000), performance fees payable to an affiliate of the Manager ($6,000), fund administration costs ($5,748), management fees payable to the Manager ($5,420), and regulatory, tax preparation, and other administrative costs. Net investment income was $16,961.

2

The substantial majority of our net increase in members' equity resulting from operations — $218,107 of the $235,068 total — consists of a non-cash net change in unrealized appreciation on our Jefferson Valley investment. That amount reflects a fair value determination made by the Manager as of June 30, 2026 under the interim valuation methods described in the Offering Circular, based on third-party market evidence and the venture's net assets. The property's first annual valuation by an independent valuation specialist is expected within twelve months of the June 12, 2026 acquisition and will supersede the Manager's interim determination, whether higher or lower. Investors should not assume that the unrealized appreciation recorded in this period will be realized.

Liquidity and Capital Resources

Our principal source of liquidity is proceeds from our continuous Regulation A offering. Investor subscriptions are held in a segregated escrow account at UMB Bank administered by our transfer agent, Great Lakes Fund Solutions, Inc., and are released to the Company upon acceptance and admission at monthly closings; escrowed funds are not Company assets until admission. At June 30, 2026, $650,000 of subscriptions were held in escrow for the July 1, 2026 closing, which was completed as scheduled.

During the period we invested $650,000 in Jadwin Spokane preferred units, $1,385,000 in the Jefferson Valley venture (including $100,000 of earnest money deposits), and advanced and collected in full a $300,000 short-term loan to Frederick Self Storage, LLC. At June 30, 2026, we held no cash in our operating account; our operating expenses to date have been accrued and carried as accounts payable to the Manager and its affiliates ($76,748 at period end), which have not demanded payment, and we expect to settle those balances from offering proceeds. We have no indebtedness at the Company level.

Debt exists at the level of the ventures in which we invest and is non-recourse to the Company: the Jefferson Valley property is subject to a $10,110,000 senior acquisition loan of which the venture's share of debt service exceeds current property cash flow during lease-up, requiring owner operating contributions (including a $300,000 contribution we made in July 2026); and Jadwin Spokane, LLC is financed by a construction loan from Genesis Capital, LLC, under which approximately $14.875 million had been drawn as of the date of this report, as reported by the project's manager. Our exposure in each case is limited to our invested equity.

No distributions were declared or paid during the period. Distributions are available on an elective, member-by-member basis; the Company has not implemented mandatory monthly distributions, and the Class A preferred return of 6% per annum accrues cumulatively until distributions commence. The manager of Jadwin Spokane, LLC has advised that, subject to completion of construction, final loan draws, and senior lender approval, it currently anticipates being in a position to fund redemption of our $650,000 of preferred units, together with the accrued return and redemption fee, by late 2026; redemption on that timeline is not contractually required and is not assured. The Manager believes that proceeds from the continuing offering, together with amounts realizable from our investments, will be sufficient to meet the Company's operating needs for at least the next twelve months.

3

Plan of Operations

Jadwin Spokane (Richland, Washington — 114-unit multifamily development). Based on information provided by the project's manager as of the date of this report, construction is approximately 80–85% complete: three of the five residential buildings and the clubhouse are in the final punch-list phase, with temporary certificates of occupancy expected on August 14, 2026 and tenant move-ins beginning the same day, and the remaining two buildings scheduled for completion with final certificates of occupancy by October 9, 2026. The project remains on schedule and on budget under its primary construction contract, with projected savings of approximately $60,000–$80,000, approximately 43% of the $766,000 project contingency utilized, and $198,000 of the $1.5 million construction-loan interest reserve utilized to date.

Jefferson Valley (Jefferson Valley, New York — operating self-storage). The property, an approximately 55,000 net-rentable-square-foot facility managed by CubeSmart, was acquired on June 12, 2026 and is in lease-up. At June 30, 2026, physical occupancy was 91%, with 15 move-ins (net 6) during June. Property-level revenue and net operating income for June — the first full month under current ownership — were approximately $70,900 and $37,300, respectively (100% property level; our look-through economic interest is approximately 45%). June results reflect significant move-in concessions (13 of 15 June move-ins received first-month-free promotions), which suppress reported revenue relative to the in-place rent roll; those units begin paying full rent in subsequent months. Property-level net operating income is currently below the venture's debt service, and owner operating contributions are expected to continue through at least the third quarter of 2026 as concessions roll off. Property taxes are currently accrued based on the pre-sale assessed value; a reassessment following the change of ownership could increase property taxes materially.

As of the date of this report, the Manager has advised that the Company has no additional investments under letter of intent or contract.

Trends and Uncertainties

Our results will be affected by conditions in the self-storage and multifamily sectors and in the capital markets, including interest rates on the floating-rate financing at the property level, construction cost and completion risk at the Jadwin Spokane project, lease-up pace and rate growth at the Jefferson Valley property, potential property tax reassessment in Westchester County, and the pace of our continuing offering, which determines the capital available for new investments and for settlement of accrued obligations. Because our net asset value reflects Manager-determined interim valuations pending independent appraisals, reported NAV may change when independent valuations are obtained.

4

Related-Party Transactions

The Manager receives a management fee of 1.25% per annum of assets under management, calculated monthly ($5,420 for the period), and Columbia Advisory Group, LLC, the Class B Member and an affiliate of the Manager, is entitled to a quarterly performance fee ($5,999.86 accrued for the second quarter, payable in cash pursuant to its standing election). Hartley Fund Group, LLC, an affiliate, pays certain Company expenses and bills the Company monthly at cost. All accounts payable at period end were due to related parties. An affiliate of the Manager's principal is the majority common-unit holder of Jadwin Spokane, LLC; the operating member of our Jefferson Valley venture, Horizon Storage Group, LLC, is controlled by a principal who is also the manager of Frederick Self Storage, LLC, the borrower on our repaid short-term loan; and a $250,000 property-level acquisition fee in the Jefferson Valley transaction was payable $100,000 to the Manager and $150,000 to Horizon Storage Group, LLC. See Note 8 to our financial statements.

Recent Developments

On July 1, 2026, we completed a monthly closing admitting four Class A investors for aggregate contributions of $650,000, bringing cumulative Class A capital contributions to $2,685,000 from 30 investors. In July 2026 we collected the $20,000 Frederick Self Storage loan fee, waived contractual default interest as a single-instance accommodation, and issued a payoff and release letter confirming satisfaction of the loan in full. On July 2, 2026, we contributed an additional $300,000 to Jefferson Valley Hartley, LLC to support property-level operating needs. The Manager determined the Company's June 30, 2026 net asset value of $102.50 per Class A Unit, which was published in an offering circular supplement (Supplement No. 2, filed with the Commission on July 29, 2026)and applies to admissions beginning August 2026. No other material events have occurred since June 30, 2026.

5

Item 2. Other Information

None.

Item 3. Financial Statements

6

THE HARTLEY INCOME FUND, LLC

Balance Sheets

As of June 30, 2026 and December 31, 2025 (Unaudited)

	June 30, 2026	December 31, 2025 *
Assets
Cash	-	-
Accrued investment income receivable	29,490	-
Accrued loan fee receivable	20,000	-
Total current assets	49,490	-
Investments, at fair value:
Investment in Jadwin Spokane, LLC — preferred units	650,000	-
Investment in Jefferson Valley Hartley, LLC	1,603,107	-
Total investments, at fair value	2,253,107	-
Total assets	$2,302,597	$-
Liabilities and members' equity
Accounts payable — related parties	76,748	37,689
Accrued expenses	13,950	-
Total liabilities	90,698	37,689
Members' equity:
Class A capital contributions	2,035,000	-
Offering costs charged against gross proceeds	(20,480)	-
Accumulated earnings (deficit)	197,379	(37,689)
Total members' equity	2,211,899	(37,689)
Total liabilities and members' equity	$2,302,597	$-

* The December 31, 2025 balance sheet is unaudited and derived from the Company's books and records. The Company's audited financial statements are as of and for the period ended June 30, 2025 and reflect no assets, liabilities, or operations.

See accompanying notes.

THE HARTLEY INCOME FUND, LLC

Statement of Operations

For the six months ended June 30, 2026 (Unaudited)

Six months ended June 30, 2026
Investment income
Preferred return income — Jadwin Spokane, LLC	29,490
Loan fee income	20,000
Total investment income	49,490
Expenses
Management fees — related party	5,420
Performance fees — related party	6,000
Audit fees	9,000
Fund administration	5,748
Professional fees	754
Regulatory fees	3,000
Tax preparation fees	1,800
Taxes and governmental fees	539
Technology and software	268
Total expenses	32,529
Net investment income	16,961
Net change in unrealized appreciation on investments	218,107
Net increase in members' equity resulting from operations	$235,068

No comparative period is presented; the Company had no operations during the six months ended June 30, 2025.

See accompanying notes.

THE HARTLEY INCOME FUND, LLC

Statement of Members' Equity

For the six months ended June 30, 2026 (Unaudited)

	Class A Capital Contributions	Offering Costs	Accumulated Earnings (Deficit)	Total
Balance at December 31, 2025 (unaudited)	-	-	(37,689)	(37,689)
Class A capital contributions — cash	2,035,000	-	-	2,035,000
Offering costs charged against gross proceeds	-	(20,480)	-	(20,480)
Net increase resulting from operations	-	-	235,068	235,068
Balance at June 30, 2026	$2,035,000	$(20,480)	$197,379	$2,211,899

See accompanying notes.

THE HARTLEY INCOME FUND, LLC

Statement of Cash Flows

For the six months ended June 30, 2026 (Unaudited)

Six months ended June 30, 2026
Cash flows from operating activities
Net increase in members' equity resulting from operations	235,068
Adjustments to reconcile to net cash used in operating activities:
Net change in unrealized appreciation on investments	(218,107)
Increase in accrued investment income receivable	(29,490)
Increase in accrued loan fee receivable	(20,000)
Increase in accounts payable (operating)	18,579
Increase in accrued expenses	13,950
Net cash provided by (used in) operating activities	-
Cash flows from investing activities
Purchase of preferred units — Jadwin Spokane, LLC	(650,000)
Investment in Jefferson Valley Hartley, LLC (including earnest money deposits)	(1,385,000)
Advance on loan to Frederick Self Storage, LLC	(300,000)
Principal repayments on loan to Frederick Self Storage, LLC	300,000
Net cash used in investing activities	(2,035,000)
Cash flows from financing activities
Class A capital contributions received	2,035,000
Net cash provided by financing activities	2,035,000
Net change in cash	-
Cash, beginning of period	-
Cash, end of period	$-
Supplemental disclosure of non-cash activities:
Offering costs charged against gross proceeds through accounts payable	20,480
Reclassification of earnest money deposits to Investment in Jefferson Valley Hartley, LLC	100,000

Operating accounts payable increase of $18,579 excludes $20,480 of offering costs charged to equity and unpaid at period end (total accounts payable increase $39,059).

See accompanying notes.

THE HARTLEY INCOME FUND, LLC

Notes to the Financial Statements (Unaudited)

June 30, 2026

Note 1. Organization and Nature of Operations

The Hartley Income Fund, LLC (the “Fund” or the “Company”) is a Delaware limited liability company formed on July 17, 2025. The Fund is managed by The Hartley Income Fund Management, LLC (the “Manager”), a Delaware limited liability company and a single-purpose entity formed to serve as the Fund’s manager. The Fund was organized to generate current income through real estate-related investments, including preferred equity, senior secured and other loans, and joint-venture equity interests in self-storage and multifamily properties.

The Fund’s offering statement on Form 1-A for the offer and sale of up to $50,000,000 of Class A Units under Tier 2 of Regulation A (SEC File No. 024-12699) was qualified by the Securities and Exchange Commission on January 22, 2026. Class A Units were initially offered at $100.00 per Unit; thereafter, the per-Unit purchase price adjusts based on the Fund’s most recently published quarterly net asset value (“NAV”), as described in the offering circular and NAV supplements. The Fund admits investors monthly and held its initial closing on February 10, 2026, which marked the commencement of operations.

Note 2. Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. They do not include all information and footnotes required for complete annual financial statements and should be read in conjunction with the Fund’s audited financial statements as of June 30, 2025 included in the Fund’s offering circular. The Fund’s audited financial statements are as of and for the period ended June 30, 2025 and reflect no assets, liabilities, or operations. The balance sheet as of December 31, 2025 presented herein is unaudited and is derived from the Fund’s books and records; during the period from July 1, 2025 through December 31, 2025 the Fund’s activity was limited to the accrual of organizational, offering, and audit costs described in Note 3. No comparative statements of operations, members’ equity, or cash flows are presented because the Fund had no operations during the corresponding prior-year period. The Fund reports as an investment company; accordingly, its investments, including its controlling interest in Jefferson Valley Hartley, LLC, are carried at fair value and are not consolidated.

In the opinion of the Manager, the accompanying financial statements reflect all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the results for the interim period. Operating results for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the year ending December 31, 2026.

Note 3. Summary of Significant Accounting Policies

Use of Estimates. The preparation of financial statements requires the Manager to make estimates and assumptions that affect reported amounts. The most significant estimate is the fair value of the Fund’s investments. Actual results could differ from those estimates.

Investments, at Fair Value. The Fund carries its investments at fair value in accordance with ASC 820. Between independent valuations, the Manager determines fair value using the interim valuation methods described in the offering circular, based on third-party market evidence and the net assets of the underlying ventures, pending each property’s first annual valuation by an independent valuation specialist. The Fund’s investments are categorized as Level 3 within the fair value hierarchy, reflecting the use of significant unobservable inputs.

Revenue Recognition. Preferred return income is accrued monthly at the contractual rate from the date the related investment is funded, using an actual/365 day count. Loan fee income on fixed-fee loans is recognized when earned under the related loan agreement. The Fund had no realized gains or losses during the period.

Cash and Escrowed Subscription Funds. Cash consists of amounts held in the Fund’s operating bank account. Investor subscription funds are held in a segregated escrow account at UMB Bank administered by the Fund’s transfer agent pending acceptance and admission at each monthly closing; such escrowed funds are not assets of the Fund until the related investors are admitted (Note 6).

Organizational and Offering Costs. Organizational costs are expensed as incurred. Costs incurred prior to the commencement of the offering, totaling $37,689 for the 2025 period (including audit, legal, and formation costs billed by an affiliate of the Manager), were expensed as incurred and are reflected in the accumulated deficit at December 31, 2025. Offering costs incurred after the offering commenced are charged against the gross proceeds of the offering as a reduction of members’ equity; $20,480 of such costs (state blue-sky notice filing fees) were charged against gross proceeds during the six months ended June 30, 2026.

Income Taxes. The Fund is treated as a partnership for U.S. federal income tax purposes. Items of income, gain, loss, deduction, and credit pass through to the members, and accordingly no provision for income taxes is reflected in these financial statements.

Note 4. Investments, at Fair Value

The Fund’s investments at June 30, 2026 consisted of the following:

	Cost	Unrealized appreciation	Fair value
Jadwin Spokane, LLC — preferred units	$650,000	$ —	$650,000
Jefferson Valley Hartley, LLC	1,385,000	218,107	1,603,107
Total	$2,035,000	$218,107	$2,253,107

Jadwin Spokane, LLC. On February 12, 2026, the Fund purchased 650 preferred units of Jadwin Spokane, LLC for $650,000. Jadwin Spokane, LLC is developing an approximately 114-unit multifamily project in Richland, Washington, financed in part by a construction loan from a senior lender. The preferred units carry a 12% per annum accrued return, compounded annually, plus a fixed fee of 1% of the purchase price payable at redemption. The units are subject to mandatory redemption upon full repayment of the senior construction loan and may be called by the Fund no earlier than February 6, 2027, subject to senior lender approval. The preferred units are unsecured and subordinated to the senior construction loan, carry no voting or management rights, and rank ahead of common units in liquidation. Accrued preferred return of $29,490 at June 30, 2026 is reported as accrued investment income receivable.

Jefferson Valley Hartley, LLC. On June 12, 2026, an operating self-storage facility in Jefferson Valley, New York was acquired for a gross purchase price of $12,500,000 by two tenant-in-common owners, each holding an undivided 50% interest. The Fund holds a 90% investor-member interest in Jefferson Valley Hartley, LLC (“JVH”), which owns the entity holding one of the two tenant-in-common interests, representing an approximate 45% look-through economic interest in the property. The property is managed by a national third-party self-storage operator. The Fund contributed $1,385,000 through June 30, 2026, comprising $100,000 of earnest money deposits and $1,285,000 of cash at closing. At June 30, 2026, the investment is carried at $1,603,107, reflecting a fair value determination made by the Manager under the interim valuation methods described in the offering circular, based on third-party market evidence and the venture’s net assets, pending the property’s first annual valuation by an independent valuation specialist. The resulting net change in unrealized appreciation of $218,107 is reflected in the statement of operations.

Loan to Frederick Self Storage, LLC. On May 4, 2026, the Fund made an unsecured short-term loan of $300,000 to Frederick Self Storage, LLC, bearing no periodic interest and carrying a flat fee of $20,000 due at the May 31, 2026 maturity. Principal of $50,000 was repaid in May 2026 and the remaining $250,000 in June 2026. The $20,000 fee, recognized as loan fee income during the period, was receivable at June 30, 2026 and collected in July 2026 (Note 11). The borrower’s manager is a principal of the Fund’s joint-venture operating partner (Note 8).

Note 5. Accounts Payable and Accrued Expenses

Accounts payable at June 30, 2026 consisted entirely of amounts payable to related parties:

June 30, 2026
Due to Hartley Fund Group, LLC (sponsor reimbursements)	$65,328
Due to the Manager (management and performance fees)	11,420
Total accounts payable	$76,748

Accrued expenses of $13,950 represent the Fund’s pro-rata accruals of estimated annual audit, tax preparation, regulatory, and franchise tax costs.

Note 6. Escrowed Subscription Funds

At June 30, 2026, $650,000 of investor subscriptions were held in the transfer agent’s segregated escrow account at UMB Bank pending the July 1, 2026 monthly closing. Because the related investors had not been admitted at period end, these funds are not reflected as assets or liabilities of the Fund. The related closing occurred on July 1, 2026 (Note 11).

Note 7. Members’ Equity

The Fund has two classes of membership units. Class A Units are offered to investors under the Fund’s Regulation A offering and are entitled to a 6% per annum cumulative, non-compounded preferred return on unreturned capital contributions, accruing from admission. Class B Units are held by Columbia Advisory Group, LLC, an affiliate of the Manager (the “Class B Member”), and are entitled to the performance fee described in Note 8 and certain approval rights. The Class B Units were issued to the Class B Member at the Fund’s organization for no capital contribution, and no additional Class B Units have been issued; the Class B Member has elected to receive performance fees in cash.

Class A Unit activity for the six months ended June 30, 2026:

Units
Units issued at $100.00 per Unit (February–March closings)	7,000.000
Units issued at $91.57 per Unit (May–June closings)	14,579.007
Class A Units outstanding at June 30, 2026	21,579.007

During the period the Fund completed five monthly closings and admitted 26 Class A investors for aggregate capital contributions of $2,035,000. No distributions were declared or paid during the period; the Class A preferred return accrues cumulatively until distributions commence. Under the Fund’s distribution reinvestment program, preferred return distributions, when declared, are automatically reinvested in additional Class A Units at the then-current NAV-based price unless a member elects to receive cash.

Note 8. Related-Party Transactions

Management fee. The Fund pays the Manager a management fee of 1.25% per annum of the Fund’s assets under management, calculated monthly (0.1042% of month-end AUM) and payable within ten days of each month end. The February 2026 fee was prorated for the partial initial month pursuant to a written consent of the Manager. Management fees for the six months ended June 30, 2026 were:

Month	Fee
February (prorated)	$459
March	729
April	747
May	1,087
June	2,398
Total	$5,420

Performance fee. The Class B Member is entitled to a quarterly performance fee equal to 10% of the amount by which the quarterly total return on Class A Units exceeds a 1.5% quarterly hurdle, subject to full recovery of any prior loss carryforward and a high-water mark. No fee was payable for the first quarter (negative return). For the second quarter, the loss carryforward was fully recovered and a performance fee of $5,999.86 was accrued, payable in cash pursuant to the Class B Member’s standing election. Both the June management fee and the second-quarter performance fee were payable at June 30, 2026.

Sponsor reimbursements. Hartley Fund Group, LLC, an affiliate of the Manager, pays certain Fund expenses (fund administration, technology, professional, regulatory, and similar costs) and bills the Fund monthly at cost. During 2025, Hartley Fund Group, LLC billed the Fund $37,879 (net $37,689 after credits) of organizational, offering, and audit costs; those amounts, and $20,480 of 2026 blue-sky filing costs charged against offering proceeds, remained payable at June 30, 2026. All of the Fund’s accounts payable at period end were due to related parties (Note 5).

Other relationships. An affiliate of the Manager’s principal is the majority common-unit holder of Jadwin Spokane, LLC, the issuer of the Fund’s preferred-unit investment. The operating member of Jefferson Valley Hartley, LLC is Horizon Storage Group, LLC, whose principal is also the manager of Frederick Self Storage, LLC, the borrower on the Fund’s short-term loan (Note 4). In connection with the Jefferson Valley acquisition, a $250,000 acquisition fee was payable at the property level, of which $100,000 was payable to the Manager and $150,000 to Horizon Storage Group, LLC.

Note 9. Concentrations and Risks

The Fund’s investments are concentrated in real estate-related positions in two markets (eastern Washington and the New York City metropolitan area) and include a development-stage multifamily project and an operating self-storage property in lease-up. The Fund’s investments are illiquid, and its preferred-unit investment is unsecured and subordinated to senior construction financing. At June 30, 2026, the Fund held no cash in its operating account and its liabilities consisted of amounts payable to related parties, which the related parties have continued to carry; the Fund’s liquidity depends on ongoing offering proceeds and investment realizations.

Note 10. Commitments and Contingencies

The Fund had no contractually binding funding commitments at June 30, 2026. The Manager anticipates making additional capital contributions to Jefferson Valley Hartley, LLC to support property-level operating needs during lease-up, including a $300,000 contribution made in July 2026 (Note 11).

Note 11. Subsequent Events

Subsequent to June 30, 2026: (i) on July 1, 2026, the Fund completed a monthly closing admitting four Class A investors for aggregate contributions of $650,000, bringing cumulative Class A capital contributions to $2,685,000 from 30 investors  (7,098.395 Class A Units issued at $91.57 per Unit); (ii) the $20,000 Frederick Self Storage loan fee was collected in July 2026, and on July 24, 2026 the Fund waived contractual default interest and issued a payoff and release letter confirming satisfaction of the loan in full; (iii) on July 2, 2026, the Fund contributed an additional $300,000 to Jefferson Valley Hartley, LLC; (iv) the Manager determined the Fund’s June 30, 2026 NAV of $102.50 per Class A Unit, which was published in an offering circular supplement (Supplement No. 2, filed with the Commission on July 29, 2026) and applies to admissions beginning August 2026. The Manager has evaluated subsequent events through July 30, 2026, the date the financial statements were available to be issued.

Item 4. Exhibits

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE HARTLEY INCOME FUND, LLC, a Delaware limited liability company

By: The Hartley Income Fund Management, LLC,

a Delaware limited liability company, its Manager

By: /s/ Steve Larsen
Name: Steve Larsen
Its: Manager and Chief Executive Officer

By: /s/ Kim Smith
Name: Kim Smith
Its: Chief Financial Officer and
Chief Administrative Officer

Date: July 30, 2026

Safe Harbor Statement

This Semiannual Report on Form 1-SA contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates; (ii) changes in financial markets and interest rates; (iii) increased or unanticipated competition; (iv) risks associated with acquisitions, dispositions and development of properties, including construction delays and cost overruns; (v) tax structuring and changes in income tax laws and rates; (vi) availability of financing and capital; (vii) environmental uncertainties, including risks of natural disasters; and (viii) those additional factors described under the section entitled “Risk Factors” in the Company's Offering Circular, part of the Company's Offering Statement on Form 1-A qualified by the Securities and Exchange Commission on January 22, 2026, as supplemented from time to time (the “Offering Circular”). No post-qualification amendment to the Offering Statement has been filed as of the date of this report. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this Semiannual Report. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

7